FOR IMMEDIATE RELEASE               CONTACT:Cedric Burgher
December 11, 2001                           Vice President-Investor Relations
                                            cedric.burgher@halliburton.com
                                            (713) 676-5227

                                            Wendy Hall
                                            Manager-Media Relations
                                            wendy.hall@halliburton.com
                                            (713) 676-5227


               HALLIBURTON MAINTAINS STANDARD & POOR'S INVESTMENT
                                  GRADE RATING


     DALLAS, Texas - Standard and Poor's today reduced Halliburton's (NYSE: HAL) long-term credit rating to A- from A+, and the company's commercial paper rating from A1 to A2. The ratings continue at investment grade levels.

     "We are pleased to see that we continue to hold strong investment grade ratings with Standard & Poor's in light of all that has happened in the last few days," said Dave Lesar, chairman, president and chief executive officer, Halliburton. "The strength of our balance sheet and our underlying core businesses mean we can look forward to returning to our A+ rating as we continue to execute on our business strategies."

     On Monday morning, Halliburton outlined its strategy with regard to asbestos litigation. In addition, the company reviewed its balance sheet and liquidity. Highlights included:

     o Halliburton currently has approximately $250 million in cash. The cash balance alone is enough to satisfy 16 percent of the company's debt.

     o In addition to cash, as of October 31, 2001, Halliburton had $2.7 billion in other positive working capital, another significant source of liquidity.

                                     -more-

         Halliburton Company                                 page 2

     o   Halliburton currently  has $700 million  in committed  credit  lines on
         bank   revolving  credit   agreements,  under   which   there   are  no
         outstandings.

     o During the first ten months of 2001 Halliburton has reduced its debt from 40 percent of capitalization to 25 percent.

     "Halliburton is very sound financially," said Doug Foshee, chief financial officer, Halliburton. "Halliburton has an extremely strong balance sheet that is conservatively financed with substantial amounts of working capital as well as significant amounts of borrowing capacity."

     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

                                       ###